

August 20, 2010

Mr. Henry W. Knueppel
Chairman and Chief Executive Officer
Regal Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

  Re: Regal Beloit Corporation
      Form 10-K for the Fiscal Year Ended January 2, 2010
      Filed March 2, 2010
      Form 10-Q for the Fiscal Quarter Ended April 3, 2010
      Filed May 11, 2010
      File No. 1-7283

Dear Mr. Knueppel:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 1 – Business, page 3

1. We note your statement on page 51 that you had one customer that accounted for between 10% and 15% of your consolidated net sales. In future filings, please disclose the name of such customer and its relationship with you. See Item 101(c)(1)(vii) of Regulation S-K.

Critical Accounting Policies

Impairment of Long-Lived Assets or Goodwill and Other Intangibles, page 22

2.   Your discussion of impairment addresses both long-lived assets and goodwill and other intangibles. Further, we note that you provide information regarding the key assumptions used in the discounted cash flow valuation model. Please revise future filings to more clearly explain how you utilize the discounted cash flow valuation model in your analysis for impairment of each of your long-lived assets and goodwill. In this regard, to the extent you continue to discuss both the impairment of long-lived assets and the impairment of goodwill together in this disclosure, revise future filings to clearly indicate the material differences in your impairment testing for long-lived assets compared to your impairment testing for goodwill.

3.   We note the significant amount of goodwill recorded on your balance sheet. In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one of the impairment test:

   •   Disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent impairment evaluation;

   •   Disclose the amount of goodwill allocated to each reporting unit;

   •   Describe the methods and key assumptions used and how the key assumptions were determined;

   •   Describe the degree of uncertainty associated with the key assumptions; and

   •   Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Quantitative and Qualitative Disclosures About Market Risk, page 24

4.   For each market risk you have identified (interest rate, foreign currency and commodity), please revise future filings to provide quantitative information in accordance with one of the three disclosure alternatives as described in Regulation S-K Item 305(a)(1), the related instructions and the appendix. The disclosure alternative chosen should be consistent within each risk category and, if provided under Item 305(a)(1)(i), address each type of market risk sensitive instrument.

Consolidated Balance Sheet, page 29

5.   Please revise future filings to state separately any item within "Prepaid Expenses and Other Current Assets" and "Other Accrued Expenses" that is in excess of 5 percent of total current assets or total current liabilities, respectively. Refer to Regulation S-X Rule 5-02.8 and 5-02.20.

Notes to the Consolidated Financial Statements

Note 3 – Accounting Policies

Revenue Recognition, page 33

6.   We note your disclosure here that shipping and handling costs are recorded as revenue when billed to customers. Please revise future filings comply with ASC 605-45-50-2 by disclosing where you record shipping and handling costs. To the extent such costs are significant and not recorded in cost of sales, please also disclose the amount of such costs.

Inventories, page 34

7.   If material, revise future filings to disclose the amount of income realized as the result of any LIFO liquidation of your inventory. Refer to Staff Accounting Bulletin Topic 11.F.

Note 7 - Goodwill and Intangible Assets

Goodwill, page 38

8.   We note that in connection with your interim impairment evaluation in the second quarter of 2009, you concluded that "it was more likely than not" that the fair value of your reporting units exceed their carrying value. Tell us how such conclusion is consistent with the requirements of paragraphs 350-20-35-4 through 350-20-35-13 of the FASB Accounting Standards Codification for measuring goodwill impairment.

Note 8 – Debt and Bank Credit Facilities, page 40

9.   We do not see where you have disclosed the interest rate on your Senior Notes. Please revise future filings to disclose the interest rate on your Senior Notes. Refer to Regulation S-X Rule 5-02.22(1).

10.   We note you issued 1.4 million shares of stock plus cash in exchange for your convertible notes. Please clarify for us how you have accounted for this transaction, citing the authoritative literature you relied upon in determining the accounting. In this regard, please specifically explain to us how you have considered the guidance in paragraph 470-

20-40-20 of the FASB Accounting Standards Codification by explaining how you measured the fair value of the consideration transferred and how you allocated this amount between the liability and equity components of the original instrument.

Note 16 – Industry Segment Information, page 50

11.   Please revise future filings to provide the information about geographic areas required by paragraph 280-10-50-41 of the FASB Accounting Standards Codification or otherwise explain to us why you believe such disclosure is not required.

Item 11. Executive Compensation, page 52

12.   We note from your disclosure under "Long-Term Compensation" on page 19 of the proxy statement that you have incorporated by reference that you target stock appreciation rights and restricted stock units at approximately the median level of these awards granted by the companies in your peer group. In future filings, please include an analysis of where actual stock appreciation rights awards and restricted stock units awards actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief